                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
================================================================================
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       CHINA YUCHAI INTERNATIONAL LIMITED
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                   G210821050
                                 (CUSIP Number)

                                 Mr. Philip Ting
                             Chief Financial Officer
                              Hong Leong Asia Ltd.
                                 16 Raffles Quay
                           #26-00 Hong Leong Building
                                Singapore 048581
                                   65-62208411
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 6, 2003
             (Date of Event which Requires Filing of this Statement)
================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 2 of 10
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Lydale Pte Ltd
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           541,100 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                541,100 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         541,100 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 3 of 10
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Flite Technology Industries Pte Ltd
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           74,026 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                74,026 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         74,026 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

                                SCHEDULE 13D

--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 4 of 10
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Hong Leong (China) Limited
--------------------------------------------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           194,805 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                194,805 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         194,805 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6%
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 5 of 10
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HL Technology Systems Pte Ltd
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           7,831,169 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER:
                                7,831,169 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,831,169 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.2%*
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

------------

     * In addition to the 7,831,169 shares of common stock of China Yuchai International Limited ("CYI") beneficially owned by it, HL Technology Systems Pte Ltd, also holds a special share of CYI described in Item 6 of the Schedule (as herein defined). As discussed in Item 6 of the Schedule, the special share entitles the holder thereof to select a majority of CYI's board of directors.

                                  SCHEDULE 13D


--------------------------------------------------                  ------------------------------------------------
               CUSIP No. G210821050                                                   Page 6 of 10
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Hong Leong Asia Ltd.
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           8,641,100 shares
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                0 shares
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                8,641,100 shares
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                0 shares
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,641,100 shares
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.5%*
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

------------

     * In addition to the 8,641,100 shares of common stock of CYI beneficially owned by it, Hong Leong Asia Ltd. also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of the Schedule, the special share entitles the holder thereof to select a majority of CYI's board of directors.

This Amendment No. 4 amends the Schedule 13D previously filed with the Securities and Exchange Commission by Hong Leong Asia Ltd. on June 19, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 17, 1998, as subsequently amended and restated by Amendment No. 2 to Schedule 13D filed on July 19, 2002, and as amended by Amendment No. 3 to Schedule 13D filed on September 10, 2003 (as so amended, the "Statement") with respect to the common stock, par value US$0.10 per share (the "Common Stock"), of China Yuchai International Limited, a Bermuda corporation ("CYI"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 2. Identity and Background.

     The first sentence of the third paragraph of Item 2(a), (b), (c) and (f) of the Statement is hereby amended and restated in its entirety as follows:

     Of the 8,641,100 shares of Common Stock covered by this Statement, 541,100 shares are owned of record by LPL, 74,026 shares are owned of record by FTI, 194,805 shares are owned of record by HLC and 7,831,169 shares are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of this Statement.


ITEM 3. Source and Amount of Funds or Other Consideration.

     The first sentence of Item 3 of the Statement is hereby amended and restated in its entirety as follows:

     Of the 8,641,100 shares of Common Stock covered by this Statement, 541,100 shares are owned of record by LPL, 74,026 shares are owned of record by FTI, 194,805 shares are owned of record by HLC and 7,831,169 shares are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of this Statement.


ITEM 4. Purpose of the Transaction.

     The first and second sentence of Item 4 of the Statement are hereby amended and restated in their entirety as follows:

     Of the 8,641,100 shares of Common Stock covered by this Statement, 541,100 shares are owned of record by LPL, 74,026 shares are owned of record by FTI, 194,805 shares are owned of record by HLC and 7,831,169 shares are owned of record by HLT, and in addition HLT holds the Special Share described in Item 6 of this Statement.

ITEM 5. Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule are hereby amended and restated in their entirety as follows:

     (a) and (b) As of October 7, 2003, LPL owns of record 541,100 shares of Common Stock, FTI owns of record 74,026 shares of Common Stock, HLC owns of record 194,805 shares of Common Stock and HLT owns of record 7,831,169 shares of Common Stock. HLT also holds the Special Share described in Item 6 of this Statement. The 8,641,100 shares of Common Stock owned by the Reporting Persons represent approximately 24.5% of the 35,340,000 outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock reported in CYI's 2002 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 15, 2003.

     Shares held of record by LPL. LPL (and HLA by virtue of its ownership of LPL) has sole voting and dispositive power over the 541,100 shares of Common Stock owned by LPL.

     Shares held of record by FTI. FTI (and HLA by virtue of its ownership of FTI through HLC) has sole voting and dispositive power over the 74,026 shares of Common Stock owned by FTI.

     Shares held of record by HLC. HLC (and HLA by virtue of its ownership of HLC) has sole voting and dispositive power over the 194,805 shares of Common Stock owned by HLC.

     Shares held of record by HLT. HLT (and HLA by virtue of its ownership of HLT through HLC) has sole voting and dispositive power over the 7,831,169 shares of Common Stock owned by HLT and the Special Share described in Item 6 of this Statement.

     HLIH, by virtue of its deemed interest in HLA, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the shares of Common Stock beneficially owned by the Reporting Persons, although HLIH disclaims beneficial ownership of such shares.

     Item 5(c) of the Schedule is hereby amended and restated in its entirety as follows:

     (c) LPL has effected the following sales of shares of Common Stock during the 60 days prior to the date hereof.

---------------------------------------------------------------------------------------------------------------
       Date of Sale           Number of Shares of    Average Price per               Manner of Sale
                               Common Stock Sold      Share Sold (US$)
---------------------------------------------------------------------------------------------------------------
August 26, 2003                     128,200                16.12          Open market transaction
---------------------------------------------------------------------------------------------------------------
August 28, 2003                      27,800                14.44          Open market transaction
---------------------------------------------------------------------------------------------------------------
August 29, 2003                      66,600                14.10          Open market transaction
---------------------------------------------------------------------------------------------------------------
September 2, 2003                    40,600                15.80          Open market transaction
---------------------------------------------------------------------------------------------------------------
September 5, 2003                   151,100                16.31          Open market transaction
---------------------------------------------------------------------------------------------------------------
September 8, 2003                   434,400                18.56          Open market transaction
---------------------------------------------------------------------------------------------------------------
September 9, 2003                   300,000                18.35          Open market transaction
---------------------------------------------------------------------------------------------------------------
September 10, 2003                   20,000                18.15          Open market transaction
---------------------------------------------------------------------------------------------------------------
September 30, 2003                   59,900                17.82          Open market transaction
---------------------------------------------------------------------------------------------------------------
October 1, 2003                       6,600                17.85          Open market transaction
---------------------------------------------------------------------------------------------------------------
October 2, 2003                      55,500                17.75          Open market transaction
---------------------------------------------------------------------------------------------------------------
October 3, 2003                     203,000                17.90          Open market transaction
---------------------------------------------------------------------------------------------------------------
October 6, 2003                     218,500                18.08          Open market transaction
---------------------------------------------------------------------------------------------------------------

Except as set forth above, none of the Reporting Persons nor, to any of such Reporting Persons' knowledge, any of the persons listed on Schedules I or II of the Statement has effected any transaction in shares of Common Stock during the past 60 days.

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.


Dated: October 7, 2003



                                   HONG LEONG ASIA LTD.



                                   By: /s/ Wrixon Frank Gasteen
                                       ---------------------------
                                       Name:  Wrixon Frank Gasteen
                                       Title: Director and Chief Executive
                                              Officer



                                   HL TECHNOLOGY SYSTEMS PTE LTD



                                   By: /s/ Philip Ting Sii Tien
                                       ---------------------------
                                       Name:  Philip Ting Sii Tien
                                       Title: Director



                                   HONG LEONG (CHINA) LIMITED



                                   By: /s/ Kwek Leng Peck
                                       ---------------------------
                                       Name:  Kwek Leng Peck
                                       Title: Director



                                   FLITE TECHNOLOGY INDUSTRIES PTE LTD



                                   By: /s/ Philip Ting Sii Tien
                                       ---------------------------
                                       Name:  Philip Ting Sii Tien
                                       Title: Director



                                   LYDALE PTE LTD



                                   By: /s/ Wrixon Frank Gasteen
                                       ---------------------------
                                       Name:  Wrixon Frank Gasteen
                                       Title: Director